HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email: harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                 March 20, 2014


Emily Drazan
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Creative Learning Corporation


     This office represents Creative Learning Corporation. The Company is completing its responses to the comments received from the staff by letter dated February 26, 2014. The Company plans to respond to the staff's comments by April 4, 2014.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart
                                        By
                                          William Hart